

Mail Stop 4561

October 31, 2017

Mark McClain
Chief Executive Officer
SailPoint Technologies Holdings, Inc.
11305 Four Points Drive, Building 2, Suite 100
Austin, TX 78726

> **Re:** **SailPoint Technologies Holdings, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 27, 2017**
> **File No. 333-221036**

Dear Mr. McClain:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Stock-based Compensation, page 84

1.   We have reviewed your letter dated October 27, 2017. We note that the fair value of your common stock underlying your stock options decreased from May 26, 2017 to September 28, 2017. Please explain how this decrease relates to the fundamental economics of your business over this time period and the company-specific events contributing to the significant increase in the fair value of your common stock underlying the options granted on September 28, 2017 to the midpoint of the IPO price range. Also, to the extent material, tell us whether you considered reassessing the fair value of your

common stock underlying the options granted on September 28, 2017 considering the proximity of such grants to your IPO.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact David Edgar, Staff Accountant, at (202) 551-3459, or Craig Wilson, Senior Assistant Chief Accountant, at (202) 551-3226, if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3730, with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services

cc: Paul R. Tobias, Esq.
Vinson & Elkins L.L.P.